

November 5, 2010

William Hartman
Chief Financial Officer
ZAP
501 4th Street
Santa Rosa, CA 95401

> **Re: ZAP**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 13, 2010**
> **Form 8-K**
> **Filed September 16, 2010**
> **File No. 01-32534**

Dear Mr. Hartman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations

1. Your disclosure should provide a qualitative and quantitative discussion of the changes in each item to provide an investor with an analysis of the underlying reasons for changes in operations. For example, please quantify the amount by which net sales were impacted by the decreases in production of the three wheel electric vehicles and provide a more

robust discussion of the "general overall economic conditions" causing sales to decline. Please revise accordingly.

2. In addition to the above, disclose the reasons for the change in your gross profit from 10.5% in 2008 to 17.9% in 2009.

Liquidity and Capital Resources, page 20

3. Please expand your discussion to explain all commitments that are expected to have a material impact on short-term and long-term liquidity and capital resources and how you plan to generate the funds for each. For example, in another section you cite the opportunity with the USPS to develop a prototype for delivery in July 2010; however, you do not discuss this commitment, the required amount of funds, or the anticipated source of the funds. Please revise appropriately for all material short-term and long-term commitments.

Critical Accounting Policies and Use of Estimates, page 21

4. Please revise to disclose your critical accounting policies pursuant Release No. 33-8350 on the Commission's website at www.sec.gov.

Report of Independent Registered Public Accounting Firm, page 24

5. We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine & Company, LLC ("Bagell") and that Bagell has not reissued their report. The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X. Accordingly, the company should either:

   - Request that Bagell provide the company with a report that complies with Rule 2-02 of Regulation S-X and that the company file an amendment to Form 10-K with the revised report, or
   - Obtain a report on the financial statements for the period audited by Bagell from a new firm that is registered with the PCAOB. In this situation, as soon as possible, the company should file an amendment to the Form 10-K to label the financial statements as unaudited and hire a new accounting firm. Upon completion of the audit, the company would need to file another amendment to the Form 10-K to file the appropriate report.

Impairment loss on assets and goodwill

6. We note an impairment of $687,000 recorded in 2009 and note reference on page 19 to the phase out of your Latin American dealer and adjustments to certain building projects. Please tell us and revise to more fully explain this charge including the facts and circumstances resulting in its recognition. Also in this regard, it does not appear

appropriate to identify the amount as an "impairment on goodwill" as there is no goodwill recorded on the balance sheet. Please revise appropriately.

Deferred Revenue, page 29

7. We note that you have entered into licensing agreements with dealers and that you deferred the initial value of these arrangements. We also note that the ending balance of the associated deferred revenue was $0 as of December 31, 2009. Please tell us and revise to disclose whether these agreements are still in existence, and if so, how you account for such arrangements, including whether an amount is still paid upfront and recognized over the life of the agreement, and your basis for such.

Note 2. Inventories, page 33

8. Please tell us and revise to disclose why the write-off of slow moving inventory increased significantly from 2008 to 2009.

Form 10-Q for the quarterly period ended June 30, 2010

9. We note that you recognized a gain on extinguishment of debt relating to the settlement of the lawsuit with Al Yousuf. Please tell us how you determined this amount and the basis for your accounting for the settlement.

Form 8-K filed September 16, 2010

10. We note that you received approval from the Commerce Department of the Zhejiang Province to purchase a 51% interest in Zhenjing Jonway Automotive Co., Ltd. Please tell us how you will account for this purchase in your financial statements. Also in this regard, we note the purchase price of $29 million is significant in relation to your total assets. Please tell us whether you plan to file financial statements for this entity and pro forma financial statements depicting the transaction. If not, please tell us your basis for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief